Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On April 2, 2015, Integrys Energy Group, Inc. posted the following April Company Update presentation to its website.

         Company Update – April 2015      April 2015  COMPANY PRESENTATION    Connect With Us:@TEGinvestors on

 Company Update – April 2015        Index  2  Condensed Commentary on Forward-LookingStatementsWisconsin Energy/Integrys Energy Group Transaction OverviewIntegrys Energy Group – A Leading Midwest Energy CompanyRegulated Investment Growth OpportunitiesElectric Transmission Investment Overview – American Transmission Company (ATC)DUKE American Transmission Co.™74 Consecutive Years of DividendsKey Investment HighlightsAppendixRegulated Operations MapRegulated Utilities – Regulatory Rate Base and Return on EquityRegulated Utilities – StatisticsPeoples Gas and North Shore Gas – 2014 General Rate Cases – Orders  Wisconsin Public Service – Wisconsin Retail Jurisdiction – 2014 General Rate Case – Final OrderWisconsin Public Service – Michigan Retail Electric Jurisdiction – 2014 General Rate Case – As FiledInnovative RatemakingState Regulatory Commissions in Jurisdictions Served by Integrys Energy GroupEstimated Capital ExpendituresEstimated Utility Depreciation and AmortizationFinancing SummaryIntegrys Long-Term Debt MaturitiesIntegrys Credit RatingsDisclosure of Full Forward-Looking StatementsAdditional Information and Where to Find It

 Company Update – April 2015        In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct.Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, as may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q. Other risks and uncertainties are set forth in greater detail in the aforementioned filing with the United States Securities and Exchange Commission and in Slide 25 in the Appendix. You are encouraged to read and understand the disclaimers set forth in these filings.All forward-looking statements included in this presentation are based upon information presently available, and we, except to the extent required by the federal securities laws, undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.  3  Condensed Commentary onForward-Looking Statements

 Company Update – April 2015        Definitive agreement announced June 23, 2014.Fixed exchange ratio of 1.128 WEC shares per TEG share.$18.58 cash consideration for each TEG share.Approvals received:Hart-Scott-Rodino – Approval received October 24, 2014.WEC and TEG shareholders – Approval received November 21,2014.Approvals required:Wisconsin, Illinois, Michigan, and MinnesotaFederal Energy Regulatory Commission (FERC)Federal Communications CommissionExpect to close in second half of 2015.  4  Wisconsin Energy/Integrys Energy GroupTransaction Overview

 Company Update – April 2015        Integrys Energy Group –A Leading Midwest Energy Company        People creating a premier and growing energy company                          Regulated Electric      Regulated Natural Gas    Electric Transmission Investment    Holding Company and Other                *    *Integrys Energy Group owned approximately 34% of American Transmission Company, LLC at December 31, 2014.          5

 Company Update – April 2015        Regulated Investment Growth Opportunities            6  * 2013 equity earnings deferred for GAAP purposes** Integrys would be responsible for up to 34% of this amount  Selected Major Project by Segment (Through 2023)  2012  2013  2014  2015  2016  2017  2018  2019  2020  2021  2022  2023  Regulated ElectricColumbia environmental upgrade ($225 million) Fox Energy Center acquisition ($440 million) *Weston 3 environmental upgrade (ReACT™ $345 million)System Modernization and Reliability Project (SMRP $220 million)Fox 3 – 400 MW, natural gas-fired, combined cycle plant ($517 million)Potential expansion of SMRPRegulated Natural GasChicago pipeline infrastructure (AMRP $2.2 billion to $2.6 billion)Electric TransmissionAmerican Transmission Company ($3.3 billion to $3.9 billion) **

 Company Update – April 2015          Electric Transmission Investment Overview – American Transmission Company (ATC)  Current authorized return on equity: 12.2%on 50% equity layerRate design includes:Annual true-up mechanismCurrent return on construction work in progress– Return on equity currently under challenge at FERC  Integrys Energy Group is a 34% equity owner  – Investment at December 31, 2014– $536.7 million gross  www.atcllc.com        Integrys Energy Group, 34%  Other Investor- owned Utilities, 54%  Municipalities/ Cooperatives, 12%  Ownership    Meets electric needs of more than five million people in 72 counties in four states: Wisconsin, Michigan, Minnesota and Illinois$3.6 billion in total assets$3.3 to $3.9 billion over the next 10 years per plan announced October 2014 (excludes DUKE American Transmission Co.™ projects)http://www.atc10yearplan.com/wp-content/uploads/2014/10/TYA2014-FINAL.pdf  7

 Company Update – April 2015        DUKE American Transmission Co.™    Joint venture between Duke energy and ATC (DATC)Ownership is split 50/50 between Duke and ATCDATC has identified several investment opportunitiesCalifornia’s Path 15 transmission line (purchased interest on April 30, 2013)Zephyr Power Transmission ProjectSan Luis Transmission ProjectOther transmission projects throughout the United Stateshttp://www.datcllc.com    8

 Company Update – April 2015        Chart has been adjusted for stock splits on June 22, 1964 and July 15, 1987.  74 Consecutive Years of Dividends                                                                                                                                                                        $3.00$2.50$2.00$1.50$1.00$0.50$0.00  9  1941194319451947194919511953195519571959196119631965196719691971197319751977197919811983198519871989199119931995199719992001200320052007200920112013

 Company Update – April 2015        Execution of our business plan for the regulated utilities remains on track as we continue to make prudent infrastructure investments for approved projectsOur 34% ownership in American Transmission Company continues to contribute to earningsProceeds from sale of Integrys Energy Services and Upper Peninsula Power Company will be redeployed into rate base investments at major utilitiesGiven our solid long-term business plan, our current dividend is sustainablePending merger with Wisconsin Energy will create the leading electric and natural gas utility in the Midwest offering significant benefits to customers and shareholders  10  Key Investment Highlights

       Appendix        11

 Company Update – April 2015        Regulated Operations Map    12

 Company Update – April 2015        Regulated Utilities – RegulatoryRate Base and Return on Equity  Notes:The MGU rate case was settled with no stated rate base value. $210 million corresponds to MGU's filed amount with deferred taxes included in the capital structure. Rate base would be $177 million, and the common equity ratio would be 50.12%, with deferred taxes in rate base.Wisconsin includes working capital.            (3) Service provided under FERC Tariff and Market-Based Rate Contracts, each of which is formula based.  13    PGL  NSG  MERC  MGU  WPS                    Natural Gas  Natural Gas  Natural Gas  Natural Gas  Natural Gas  Electric  Retail last authorized, IL/MNRate base/investment ($ millions)  1,670  217  190        Allowed ROE  9.05%  9.05%  9.35%        Authorized regulatory equity %  50.33%  50.48%  50.31%        Date of decision  2/11/2015  2/11/2015  10/28/2014        Retail last authorized, MIRate base/investment ($ millions)        210 (1)  2  14  Allowed ROE        10.25%  14.25%  10.60%  Authorized regulatory equity %        48.62% (1)  42.40%  56.39%  Date of decision        11/14/2013  6/7/1983  12/4/2007  Retail last authorized, WIRate base/investment ($ millions)          357 (2)  1,866 (2)  Allowed ROE          10.20%  10.20%  Authorized regulatory equity %          50.28%  50.28%  Date of decision          12/18/2014  12/18/2014  Wholesale last authorizedRate base/investment ($ millions)            293 (3)  Allowed ROE              Authorized regulatory equity %              Date of decision

 Company Update – April 2015        Regulated Utilities – Statistics  * Rate base includes working capital as the Wisconsin Commission handles it differently.            14  As of 12-31-2014  PGL  NSG  MERC  MGU  WPS                  Electric Customers          450,000    Natural Gas Customers  828,000  159,000  219,000  171,000  326,000    Generation capacity (megawatts)          2,660.0    Natural gas storage (billion cubic feet)  40.2      3.9      Employees  1,302  171  220  158  1,333    For the period ending 12-31-2014              Annual electric volumes (million megawatt-hours)          14.1    Annual natural gas throughput (billion cubic feet)  192.9  40.1  91.5  35.6  85.5                  Retail as of 12-31-2014 (Estimated)Rate base/investment ($ millions) – Illinois                Natural Gas  Natural Gas  Natural Gas  Natural Gas  Natural Gas  Electric    1,819  218          Rate base/investment ($ millions) – Wisconsin          378 *  1,808 *  Rate base/investment ($ millions) – Michigan        159  1  43  Rate base/investment ($ millions) – Minnesota      209        Wholesale as of 12-31-2014 (Estimated)              Rate base/investment ($ millions)            282

 Company Update – April 2015        Peoples Gas and North Shore Gas – 2014 General Rate Cases – Orders  15  Summary of Company Surrebuttal vs. Illinois Commerce Commission (ICC) Final Order and Second Amendatory Order   September 12, 2014 January 21, 2015 February 11, 2015 Peoples North Peoples North Peoples North $ in Millions Gas Shore Gas Gas Shore Gas Gas Shore Gas   ICC Final Order  Company Surrebuttal  ICC Second Amendatory Order  Total Revenue Increase  $ 100.5  $ 6.5  $ 74.8  $ 3.7  $ 71.1  $ 3.5  Rate Base/Investment  $ 1,759.3  $ 219.8  $ 1,704.4  $ 219.0  $ 1,669.7  $ 217.2  Equity Component  50.33%  50.48%  50.33%  50.48%  50.33%  50.48%  Return on Equity  10.25%  10.25%  9.05%  9.05%  9.05%  9.05%  Revenue Requirement Impacts of Major Adjustments              Return on Equity Adjustment  $ -  $ -  $ (24.1)  $ (2.8)  $ (24.1)  $ (2.8)  Rate Base Adjustment  $ (13.7)  $ 1.0  $ (19.8)  $ 1.0  $ (23.7)  $ 0.8  Executive Incentive Compensation  $ (6.2)  $ (1.0)  $ (6.2)  $ (1.0)  $ (6.2)  $ (1.0)  IBS Charges  $ -  $ -  $ -  $ -  $ -  $ -  Other Labor Charges  $ -  $ -  $ -  $ -  $ -  $ -  O&M Pension and Benefits  $ (2.2)  $ (0.4)  $ (2.2)  $ (0.4)  $ (2.2)  $ (0.4)  Depreciation Expense on 2014 Plant Additions  $ (3.3)  $ -  $ (4.1)  $ 0.2  $ (4.1)  $ 0.2

 Company Update – April 2015        Wisconsin Public Service – Wisconsin Retail Jurisdiction – 2014 General Rate Case – Final Order  Electric Retail  PSCW Final Order  Rate Increase/(Decrease) Rate Base/Investment Return on EquityEquity ComponentFixed Retail Monthly Customer Charge  WPS Original$ 76.28 M$ 1,900.00 M10.60%50.51%$ 25.00  PSCW Staff$ 28.75 M$ 1,865.00 M10.20%50.27%  $ 24.60 M$ 1,866.10 M10.20%50.28%19.00  $  Revenue Requirement Impacts of Major Adjustments: Incentive CompensationPension and Benefits Expense Reduced Rate BaseICE Project CostsReduction in Return on Equity  $ (11.90) M$ (10.20) M$ (3.40) M$ (7.80) M$ (5.80) M  - M3.30 M- M4.20 M- M  $$$$$  Net Adjustment(11.90) M(6.90) M(3.40) M(3.60) M(5.80) M  $$$$$   Natural Gas Retail WPS Original PSCW Staff PSCW Final Order  Rate Increase/(Decrease) Rate Base/Investment Return on EquityEquity ComponentFixed Retail Monthly Customer Charge  $ (1.60) M$ 360.00 M10.60%50.51%$ 18.00  $ (13.58) M$ 355.00 M10.20%50.27%  $ (15.40) M$ 356.50 M10.20%50.28%17.00  $  Revenue Requirement Impacts of Major Adjustments: Incentive CompensationPension and Benefits Expense Reduced Rate BaseReduction in Return on Equity  $ (3.80) M$ (3.50) M$ (2.00) M$ (1.30) M  - M1.00 MMM  $$$$  Net Adjustment(3.80) M(2.50) M(2.00) M(1.30) M  $$$$          16

 Company Update – April 2015        Wisconsin Public Service – Michigan Retail Electric Jurisdiction – 2014 General Rate Case – As Filed  17  Filed on October 17, 2014 with a 2015 Test Year.   Electric Retail Rate Increase Request Rate BaseReturn on Equity (%) Common Equity Layer (%)  $ 5.7 M$ 50.6 M10.60%50.48%  28.06%  (With deferred taxes, deferred income tax credits, and capital structure adjustments in rate base.)  Key Items Supporting Rate Increase Request:General inflation99-megawatt Crane Creek wind project placed in service in 2009Fox Energy Center purchased in 2013Environmental and transmission upgrades  Rate Design Issues:Current Monthly Fixed ChargeProposed Monthly Fixed Charge  $ 9.00$ 12.00  Other:First base rate change request since 2007; third time since 1987• Three-step increase ($2.4M in 2015, $2.4M in 2016, $0.9M in 2017)  Website:http://www.wi s cons i npubl i cs ervi ce.com/compa ny/ra te_ca s eMI 2015.a s px   WPS Filing   Settlement filed with Michigan Public Service Commission on March 25, 2015.$4.0M revenue requirement 3-step increase ($1.3M to $1.4M or approximately 6% each year).ROE of 10.2%, 50.48% equity layer (with deferred taxes, deferred income tax credits, and capital structure adjustments in rate base),and $50.6M rate base.Monthly residential fixed charge increased from $9 to $12.Expected decision date: April 23, 2015

 Company Update – April 2015        Innovative Ratemaking  18  MGP = Manufactured gas plant; PGA = Purchased gas adjustment; PSCR = Power supply cost recovery  Risk Reducing Measure In Place  PGL  NSG  MERC  MGU  WPS      Natural Gas  Natural Gas  Natural Gas  Natural Gas  Electric  Natural Gas  Legislative Rider for Accelerated Main Replacement Program investment  IL Senate Bill 2266approved and i s now IL Public Act 98-0057;effective 2014 through 2023 with annualreview            Bad Debt Rider  2009 State Mandate – recovery back to 2008      Terminated after December 31, 2013      Decoupling/Fixed Charge Recovery  Permanent effective in 2012 – annual recovery    Full decoupling, annual recovery, with 10%surcharge/credit capeffective January 1, 2013  Weather-normalized decoupling effective January 1, 2015  5-year pilot terminated after December 31, 2013Monthly residentialfixed charge increased from $10.40 to $19.00 effective January 1, 2015  5-year pilot terminated after December 31, 2013Monthly residentialfixed charge increased from $10.25 to $17.00effective January 1, 2015  Fuel Cost Recovery  1-for-1 PGA recovery of prudent fuel costs        Fuel window – recovery/refund subject to ±2%  1-for-1 PGA recovery of prudent fuel costs  Manufactured Gas Plant Site Clean-up Costs  Yes – immediate recovery    No MGP s ites  Yes – deferred recovery  N/A  Yes – deferred recovery  Formula-Based Rates on Wholesale Electric          Yes

 Company Update – April 2015        State Regulatory Commissions in JurisdictionsServed by Integrys Energy Group                                                                                                Commissioner Party Affiliation Appointed By  Initial Date Appointed  Confirmed  Term Expires  Illinois – 5-year terms, party split required, appointment by governor, confirmation by State Senate http://www.icc.illinois.gov/cc/  Michigan – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senatehttp://michigan.gov/mpsc/0,4639,7-159-16400-40504--,00.html  Minnesota – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senatehttp://mn.gov/puc/aboutus/commissioners/index.html  Wisconsin – Staggered 6-year terms, appointment by governor, confirmation by State Senate http://psc.wi.gov/aboutUs/organization/commissioners.htm                                                                                                                                                                                                                                                      19  * Chair appointment effective March 1, 2015.  Beverly Jones Heydinger, Chair  Democrat  Governor Dayton  07-02-2012  Yes  01-02-2017  John Tuma  Republican  Governor Dayton  01-28-2015  No  01-05-2021  Nancy Lange  Democrat  Governor Dayton  02-11-2013  Yes  01-07-2019  Dan Lipschultz  Democrat  Governor Dayton  01-07-2014  Yes  01-06-2020  Betsy Wergin  Republican  Governor Pawlenty  08-01-2008  Yes  01-04-2016  Brien Sheahan, Chair  Republican  Governor Rauner  01-19-2015  Yes  01-19-2020  Miguel del Valle  Democrat  Governor Quinn  02-13-2013  Yes  01-15-2018  Sherina Maye  Independent  Governor Quinn  03-19-2013  Yes  01-15-2018  Ann McCabe  Republican  Governor Quinn  03-16-2012  Yes  01-15-2017  John Rosales    Governor Rauner  03-13-2015  No  03-13-2020  John Quackenbush, Chair  Republican  Governor Snyder  09-15-2011  Yes  07-02-2017  Sally Talberg  Independent  Governor Snyder  07-03-2013  Yes  07-02-2019  Greg White  Independent  Governor Granholm  12-04-2009  Yes  07-02-2015  Ellen Nowak, Chair *  Republican  Governor Walker  07-05-2011  Yes  03-01-2019  Mike Huebsch  Republican  Governor Walker  02-16-2015  No  03-01-2021  Phil Montgomery  Republican  Governor Walker  04-04-2011  Yes  03-01-2017

 Company Update – April 2015        Estimated Capital Expenditures  20  American Transmission Company (equity contribution)  $ 12  $ 21  $ 20  $ 53  (Dollars in Millions)  2015  2016  2017  Total  Wisconsin Public Service Corporation  $ 387  $ 385  $ 456  $1,228  Peoples Gas  406  401  395  1,202  Minnesota Energy Resources  39  38  43  120  North Shore Gas  28  41  38  107   Michigan Gas Utilities    16    16    14    46    Subtotal for Utilities    $ 876    $ 881    $ 946    $ 2,703   Integrys Business Support  39  28  36  103  WPS Power Development (Solar)  40  40  40  120   I ntegrys Transportation Fuels (Trillium CNG)    28    29    30    87    Total Anticipated Capital Expenditures    $ 983    $ 978    $ 1,052    $ 3,013

 Company Update – April 2015        Estimated Utility Depreciation andAmortization  21  Depreciation and Amortization By Company (Millions)    2015    2016    2017    Total   Wisconsin Public Service  $ 110  $ 141  $ 137  $ 388  Peoples Gas  116  124  127  367  Minnesota Energy Resources  11  11  12  34  North Shore Gas  11  13  13  37   Michigan Gas Utilities    9    10    10    29    Total for Utilities    $ 257    $ 299    $ 299    $ 855

 Company Update – April 2015        Provide adequate capital levels at a reasonable cost and maintain current credit ratings; see Slide 24 for credit rating detailsTransactions expected in 2015Long-term debtWisconsin Public Service – approximately $250 millionPeoples Gas – approximately $200 million, including the August remarketing of the $50 million Series WW 2.625% debtEquityOn a stand-alone basis, no new equity needed through at least 2015Shares needed for stock investment, dividend reinvestment, and equity compensation plans to be purchased in open market  22  Financing Summary

 Company Update – April 2015                                          $0  $100  $200  $300  2015  2016      2017PGL    2018WPS  2019    2020TEG  23  NSG  Millions  Integrys Long-Term Debt Maturities  NOTE: 2016 maturities exclude approximately $270 million of Integrys Energy Group hybrid debt securities which convert in that year to a floating rate and are callable at par. Integrys Energy Group has the option to retire the hybrids and reissue securities of similar equity content or allow them to remain outstanding until final maturity in 2066.

 Company Update – April 2015        Integrys Credit Ratings  24  N/A = Not Applicable    Standard & Poor's  Moody's  Integrys Energy GroupIssuer credit rating Senior unsecured debt Junior subordinated debt Commercial paper  A- BBB+ BBB A-2  N/A A3Baa1 P-2  Wisconsin Public Service Issuer credit rating First mortgage bonds Senior secured debt Preferred stock Commercial paper  A-N/A A BBB A-2  A1Aa2 Aa2 A3 P-1  Peoples GasIssuer credit rating Senior secured debt Commercial paper  A-N/A A-2  A2Aa3 P-1  North Shore GasIssuer credit rating  A-  A2

 Company Update – April 2015        In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct.Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, as may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q, and those identified below:The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting the regulated businesses;Federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which we and our subsidiaries are subject;The possibility that the proposed merger with Wisconsin Energy Corporation does not close (including, but not limited to, due to the failure to satisfy the closing conditions), disruption from the proposed merger making it more difficult to maintain our business and operational relationships, and the risk that unexpected costs will be incurred during this process;The risk of terrorism or cyber security attacks, including the associated costs to protect our assets and respond to such events;The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns;The timely completion of capital projects within estimates, as well as the recovery of those costs through established mechanisms;Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events;The impact of unplanned facility outages;The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements;The effects of political developments, as well as changes in economic conditions and the related impact on customer energy use, customer growth, and our ability to adequately forecast energy use for our customers;Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting generation facilities and renewable energy standards;Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims;Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on our and our subsidiaries' liquidity and financing efforts;The ability to retain market-based rate authority;The effects, extent, and timing of competition or additional regulation in the markets in which our subsidiaries operate;The risk of financial loss, including increases in bad debt expense, associated with the inability of our and our subsidiaries' counterparties, affiliates, and customers to meet their obligations;The ability to use tax credit, net operating loss, and/or charitable contribution carryforwards;The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements;The risk associated with the value of goodwill or other intangible assets and their possible impairment;Potential business strategies, including acquisitions or dispositions of assets or business, which cannot be assured to be completed timely or within budgets;Changes in technology, particularly with respect to new, developing, or alternative sources of generation;The financial performance of ATC and its corresponding contribution to our earnings;The timing and outcome of any audits, disputes, and other proceedings related to taxes;The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates;The effect of accounting pronouncements issued periodically by standard-setting bodies; andOther factors discussed elsewhere herein and in other reports we file with the SEC.Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new  information, future events, or otherwise.  25  Disclosure of Full Forward-Looking Statements

 Company Update – April 2015        Additional Information and Where to Find It  26  Additional Information and Where to Find ItIn connection with the proposed merger transaction between Wisconsin Energy Corporation (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”), Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014.Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.